200 East Randolph Drive
Chicago, Illinois 60601
Carol Anne Huff
To Call Writer Directly:	312 861-2200	Facsimile:
(312) 861-2163		312 861-2000
chuff@kirkland.com	www.kirkland.com	Dir. Fax: (312) 660-0522

January 4, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Jennifer Thompson
John Hertz
John Cash

	Re:	Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2004
Filed March 30, 2005
Forms 8-K filed February 1, 2005 and April 26, 2005
File No. 333-64687

Ladies and Gentlemen:

On behalf of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), please find the response of the Company to the comment letter, dated December 14, 2005, received by Mr. Douglas B. Mackie from the Staff of the Securities and Exchange Commission (the “Commission”).  The paragraphs below set forth the Staff’s comments together with the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7 – Management’s Discussion and Analysis, page 21

Costs and Expenses, page 22

1.                   We note your response to comment 1 from our letter dated September 29, 2005.  Please revise your footnotes in future annual and interim filings to expand your discussion of your method for allocating fixed equipment costs to interim periods.  Given that your business is very capital intensive, and because you use percentage of completion accounting, we believe that this information is an important part of understanding your accounting policies.  In this regard, please disclose the following:

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

•              In interim reporting periods, you record certain fixed equipment expenses based on an estimate of total annual costs on a contract.  The amount of the fixed equipment costs recorded is based on the proportion of actual revenue earned in the interim period relative to the estimated total revenue to be earned for the year on each contract.

•              In the fourth quarter, the fixed equipment expense recorded for all contracts is the remaining amount necessary such that your fixed equipment expense for the year equals your actual fixed equipment costs for the year.

•              As a result of this methodology the actual fixed equipment costs incurred in any interim period may be higher or lower that the recorded expense.

•              Any other information that you believe is important to assist your investors in understanding your accounting policy.

Your response should show us what this expanded disclosure will look like.

Response:  The Company will include the following additional disclosure in future filings to provide more information regarding our method of allocating fixed equipment costs to interim periods.

“The Company’s cost structure includes significant annual fixed costs including depreciation, maintenance, insurance and long-term equipment rentals.  During the year, both equipment utilization and the timing of fixed cost expenditures fluctuate significantly.  Accordingly the Company allocates these fixed equipment costs to interim periods in proportion to revenues recognized over the year to better match revenues and expenses.  Specifically, at each interim reporting date the Company compares actual revenues earned to date on its dredging contracts to total expected annual dredging revenues and recognizes during the period, this proportion of expected annual fixed equipment costs.  In the fourth quarter, any over and under allocated fixed equipment costs are recognized such that the expense for the year equals actual fixed equipment costs.  As a result of this methodology, the recorded expense in any interim period may be higher or lower then the actual fixed equipment costs incurred”.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact Deborah Wensel, the Company’s Chief Financial Officer, at (630) 574-2948 or the undersigned at (312) 861-2163.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:	Douglas B. Mackie Deborah A. Wensel